UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  33-94644

Minn-Dak Farmers Cooperative
(Exact name of registrant as specified in its charter)

7525 Red River Road
Wahpeton, North Dakota 58075
(701) 642-8411
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
Class A Preferred Stock
Class B Preferred Stock
Class C Preferred Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Other	☒*

*             The registrant is ceasing filing reports under Section 15(d) in reliance upon the September 24, 2012 no-action letter provided to it by the staff of the Commission.

Approximate number of holders of record as of the certification or notice date:      N/A

Pursuant to the requirements of the Securities Exchange Act of 1934, Minn-Dak Farmers Cooperative has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: October 17, 2012	BY:	/s/ David H. Roche
David H. Roche Chief Executive Officer